SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

(Mark One):

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___________ to ________________

Commission file number 1-16477

     A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.
RETIREMENT SAVINGS PLAN
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

     B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.
6705 Rockledge Drive, Suite 900
Bethesda, MD 20817

REQUIRED INFORMATION

     1)   Financial Statements and Schedules (and Notes thereto)

     2)   Consent of Independent Accountants to Incorporation By Reference (attached)

SIGNATURES

     Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN
Date: June 26, 2003
	By:	/s/ Dale B. Wolf

Dale B. Wolf, Plan Administrator

	By:	/s/ Harvey C. DeMovick, JR.

Harvey C. DeMovick, Jr., Plan Administrator

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules
Year ended December 31, 2002 with Report of Independent Auditors

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2002

Report of Independent Auditors

Administrative Committee

Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Baltimore, Maryland
June 10, 2003

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments	$ 94,524,725	$ 88,913,621

Receivables:
Participant contributions	434,451	374,156
Employer contributions	243,103	211,709
Interest and dividends	35,310	27,877

Total receivables	712,864	613,742

Total assets available for benefits	95,237,589	89,527,363
Liabilities
Excess contributions payable	1,117	2,423

Net assets available for benefits	$ 95,236,472	$ 89,524,940

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions
Investment income:
Interest and dividends	$ 523,642
Net appreciation in fair value of investments	217,996

Net investment income	741,638
Contributions:
Participants	10,845,458
Employer, net of forfeitures	5,437,991

Total contributions	16,283,449

Total additions	17,025,087
Deductions
Benefits paid to participants	15,491,844
Administrative expenses	450,837

Total deductions	15,942,681

Net increase prior to plan transfers	1,082,406

Transfers from other plans	4,629,126

Net increase	5,711,532

Net assets available for benefits:
Beginning of year	89,524,940

End of year	$ 95,236,472

See accompanying notes.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

 1. Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Transfers

In connection with the Company’s prior acquisitions, the Plan was amended to allow the merger of defined contribution pension plans sponsored by the acquired companies with and into the Plan. In 2002, WellPath of Carolina, Inc. Employee Progress-Sharing Investment Plan, WellPath of Carolina, Inc. Employee Retirement Account Plan, New Alliance Health Plan 401(k) Plan and Blue Ridge Health Alliance, Inc. 401(k) Plan merged into the Plan and assets of $4,629,126 were transferred into the Plan and are shown as transfers from other plans on the accompanying statement of changes in net assets available for benefits.

Plan Administration

Under a trust agreement dated March 13, 1998, the Bankers Trust Company (now Deutsche Bank) was appointed trustee for the Plan and holds the Coventry Health Care, Inc. Common Stock. Principal Life Insurance Company (PLIC) acts as custodian of the Plan’s other investments. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise and can contribute an amount up to 15% of compensation, as defined by the Plan, subject to certain limitations under the Code. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants presently vest over the period listed below.

Less than one year	0%
One year	50%
Two years or more	100%

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to financial hardships and attainment of age 59 ½ , are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.     Plan Description (continued)

Participant Loans

A participant may borrow a maximum of the lessor of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2002, $594,608 in forfeited nonvested accounts were used to reduce employer contributions. As of December 31, 2002 and 2001, forfeited nonvested accounts available to reduce future employer contributions totaled $49,645 and $79,985, respectively. At the Company’s discretion, forfeitures may first be used to reduce administrative expenses. During 2002, $54,397 in forfeitures were used to pay administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies (continued)

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Investments of the Plan are stated at fair market value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in pooled separate accounts (See Note 5) is based on quoted redemption values on the last business day of the plan year. Coventry Health Care, Inc. common stock is valued at the last reported sales price on the last business day of the Plan year. The Guaranteed Interest Accounts are stated at fair value as determined by PLIC. Participant loans are valued at their outstanding balances, which approximate fair value.

The Company entered into guaranteed investment contracts with PLIC under which the Plan deposits participant contributions made during the year. PLIC maintains the contributions in an unallocated fund to which it adds interest at the rates ranging from 1.2% to 6.0% and 3.8% to 6.5% at December 31, 2002 and 2001, respectively. Interest rates are guaranteed annually. Investments in the guaranteed interest account may not be withdrawn prior to the specified maturity date, or a penalty may be imposed for non-benefit related withdrawals. Therefore, the guaranteed interest account is not considered to be fully benefit responsive as defined by Statement of Position (SOP) 94-4, Reporting of Investment Contracts Held by Health and Welfare and Defined Contribution Plans, and is, therefore, reported at fair value. PLIC estimates fair value by calculating a market value adjustment based on the difference between the current interest rate that would be earned by a guaranteed interest account with the same risk factors and the actual interest rate being earned by the guaranteed interest account.

3. Investments

The values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2002	2001

PLIC Large Cap Stock Index Separate Account	$ 7,988,861	$ 11,318,371
Vanguard Asset Allocation Fund	4,699,014*	6,393,439
Vanguard Growth & Income Fund	4,581,218*	6,403,532
Vanguard PRIMECAP Fund	3,934,304*	5,469,831
PLIC Money Market Separate Account	5,858,254	5,418,870
Coventry Health Care, Inc. Common Stock**	35,816,394	23,029,008

* Investments represent less than 5% of the Plan’s net assets for the period presented.

** Substantially a nonparticipant-directed investment (See Note 4).

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3.     Investments (continued)

During 2002, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value by as determined by quoted market prices by $217,996 as follows:

Pooled separate accounts	$ (2,401,681)
Mutual funds	(8,210,347)
Coventry Health Care, Inc. Common Stock	10,830,024

$ 217,996

4.     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,

	2002	2001

Investments, at fair value based on quoted market prices
Coventry Health Care, Inc. Common Stock	$ 32,771,875	$ 20,651,253

Year Ended December 31, 2002

Changes in net assets:
Contributions	$ 5,464,397
Transfer from PLIC Stock Separate Account	673,184
Net appreciation in fair value of investments	9,745,137
Benefits paid to participants	(3,130,115)
Administrative expenses	(173,156)
Transfers to participant-directed investments	(458,825)

$ 12,120,622

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5.    Demutualization

Effective October 26, 2001, PLIC demutualized with the closing of the initial public offering of Principal Financial Group, Inc. common stock. This transaction converted Principal Financial Group, Inc. from a mutual insurance company to a stock company. The Plan received an allocation of compensation due to its group annuity contract with PLIC. The compensation was distributed in the form of shares of Principal Financial Group, Inc. common stock held in a pooled separate account on behalf of, and in the name of the Plan. In 2001, the demutualization proceeds were allocated on a pro rata basis based on the ratio of each individual participant’s account balance to the total of all participant account balances on the date the proceeds were received. Any subsequent appreciation or depreciation in the common stock is also allocated on a pro rata basis. The shares were placed in each source of a participant’s account; therefore, certain shares were in the “Company match source.” In order to comply with Plan provisions that require 100% of such source to be in the form of Company common stock, in 2002, the Plan liquidated certain shares of the Principal Financial Group, Inc. common stock and used those proceeds to purchase Company common stock. These transactions are reflected as the transfer from PLIC Stock Separate Account (See Note 4). After the initial allocation was made, participants can redirect their investment to any of the other investment options offered in the Plan.

6.    Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by PLIC, a significant shareholder of the Company until the first quarter of 2002. In addition, certain Plan investments are shares of pooled separate accounts managed by PLIC. The Plan paid PLIC approximately $405,000 in fees in 2002. Transactions with PLIC qualify as exempt party-in-interest transactions.

7. Income Tax Status

The Plan, including amendments, has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

8.     Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001

Net assets available for benefits per financial statements	$ 95,236,472	$ 89,524,940

Less: contributions receivable	(677,554)	(585,865)
Less: interest and dividends receivable	(35,310)	(27,877)
Plus: liabilities	1,117	2,423
Less: other	--	(997)

Net assets available for benefits per Form 5500	$ 94,524,725	$ 88,912,624

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8.     Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of contributions and investment income per the financial statements to the Form 5500:

Year ended December 31, 2002
Contributions per financial statements	$ 16,283,449
Less: contributions receivable at end of year	(677,554)
Add: contributions receivable at the beginning of year	585,865
Less: other	(494)

Contributions per Form 5500	$ 16,191,266

Year ended December 31, 2002
Investment income per financial statements	$ 741,638
Less: interest and dividends receivable at end of year	(35,310)
Add: interest and dividends receivable at beginning of year	27,877
Add: other	14

Investment income per Form 5500	$ 734,219

 The financial statements are prepared on the accrual basis of accounting whereas the Form 5500 is prepared on the modified cash basis.

Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan
EIN 52-2073000 Plan #002

Schedule H, Line 4i–
Schedule of Assets (Held At End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current value

Participant-directed investments
PLIC Guaranteed Interest Accounts*	Rates from 1.2% to 6.0%	**	$ 1,887,041

Pooled separate accounts:
PLIC Money Market Separate Account*	134,906 units	**	5,858,254
PLIC Government Securities Separate Account	100,580 units	**	1,853,766
PLIC Stock Separate Account*	101,177 units	**	1,637,960
PLIC Bond & Mortgage Separate Account*	7,225 units	**	4,709,343
PLIC Real Estate Separate Account*	809 units	**	309,574
PLIC Large Cap Stock Index Separate Accounts*	251,347 units	**	7,988,861
PLIC Large Cap Value Separate Account*	30,698 units	**	279,909
PLIC Mid-Cap Stock Index Separate Account*	68,715 units	**	754,806
Russell LifePoints Conservative Strategy Separate Account	2,220 units	**	26,991
Russell LifePoints Moderate Strategy Separate Account	2,196 units	**	24,494
Russell LifePoints Balance Strategy Separate Account	2,715 units	**	27,652
Russell LifePoints Aggressive Strategy Separate Account	18,609 units	**	166,818
Russell LifePoints Equity Aggressive Strategy Separate Account	404 units	**	3,271

Total pooled separate accounts			23,641,699

Mutual funds:
Strong Opportunity Funds	75,649 shares	**;	2,171,106
Neuberger Berman Genesis Trust	147,497 shares	**	4,150,559
INVESCO Dynamics	63,134 shares	**	673,006
T. Rowe Price Mid-Cap Growth Fund	107,250 shares	**	3,329,031
American Century Small Cap Value Investment Fund	155,738 shares	**	1,057,456
Fidelity Advisor Equity Growth I Fund	84,709 shares	**	2,972,424
Fidelity Advisor Small Cap I Fund	68,779 shares	**	1,008,977
Putnam International Equity A Fund	138,170 shares	**	2,267,357
Vanguard Asset Allocation Fund	260,046 shares	**	4,699,014
Vanguard Growth and Income Fund	210,631 shares	**	4,581,218
Vanguard PRIMECAP Fund	101,767 shares	**	3,934,304

Total mutual funds			30,844,452

Coventry Health Care, Inc.*	104,875 shares of common stock	**	3,044,519

Participant loans*	Maturing at various dates; interest rates ranging from 5.75% to 11.50%		2,335,139

Total participant-directed investments			$ 61,752,850

Nonparticipant-directed investments:
Coventry Health Care, Inc.*	1,128,898 shares of common stock	$14,476,969	32,771,875

Total investments			$ 94,524,725

* Party-in-interest

** Historical cost has been omitted, as these investments are participant-directed.

Coventry Health Care, Inc. Retirement Savings Plan
EIN: 52-2073000 Plan #002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)

Category (iii)-series of transactions in excess of 5% of plan assets:

Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ 7,127,769		$7,127,769	$7,127,769
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock		$4,542,182	2,008,686	4,542,182	$2,533,496

There were no category (i), (ii) or (iv) transactions during 2002.
Columns (e) and (f) are not applicable.

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

23	Consent of Independent Auditors
99.1	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 made by Allen F. Wise, President, Chief Executive Officer and Director.
99.2	Certification pursuant to 18 U.S.C. section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 made by Dale B. Wolf, Executive Vice President, Chief Financial Officer and Treasurer.